UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sunnova Energy International Inc.

(Name of Issuer)

Common Stock

(Titles of Class of Securities)

86745K104

(CUSIP Number)

December 1, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86745K104

1	NAME OF REPORTING PERSON Newlight Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,510,161
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,510,161
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,510,161
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.56%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 86745K104

1	NAME OF REPORTING PERSON Newlight GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,510,161
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,510,161
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,510,161
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.56%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 86745K104

1	NAME OF REPORTING PERSON Ravi Yadav
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,510,161
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,510,161
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,510,161
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.56%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 86745K104

1	NAME OF REPORTING PERSON David Wassong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,510,161
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,510,161
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,510,161
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.56%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 86745K104

Item 1(a).	Name of Issuer:

Sunnova Energy International Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

20 Greenway Plaza,

Suite 475

Houston, TX 77046

Item 2(a).	Name of Person Filing:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Newlight Partners LP

(ii) Newlight GP LLC

(iii) Ravi Yadav

(iv) David Wassong

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Newlight Partners LP

320 Park Avenue

New York, NY 10022

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:

86745K 104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not Applicable.

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

QSIP LP directly holds 3,510,161 shares (the “Sunnova Shares”) of Common Stock of the Issuer, or 3.56% of the outstanding shares of Common Stock of the Issuer, based on 98,609,483 shares of Common Stock of the Issuer outstanding as reported in the Prospectus Supplement of the Issuer filed with the Securities and Exchange Commission on December 1, 2020. The Sunnova Shares were issued to QSIP LP in the initial public offering of Sunnova Energy International Inc. in exchange for preferred shares of a predecessor entity held by QSIP LP or one of its affiliates prior to the initial public offering.

Pursuant to an investment management agreement, QSIP LP and certain of its affiliates have delegated sole voting and dispositive power over the Sunnova Shares to Newlight Partners LP. The general partner of Newlight Partners LP is Newlight GP LLC. The sole members of Newlight GP LLC are Ravi Yadav and David Wassong.

CUSIP No. 86745K104

(b)	Percent of Class:

See responses to Item 11 on each cover page.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
		(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
		(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.
		(iv)	Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2020

Newlight Partners LP
By: Newlight GP LLC, its general partner

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-Fact

Newlight GP LLC

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-Fact

Ravi Yadav

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-Fact

David Wassong

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 12, 2020
Exhibit B	Power of Attorney, dated as of July 22, 2019

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.0001 per share, of Sunnova Energy International Inc. (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 12, 2020

Newlight Partners LP
By: Newlight GP LLC, its general partner

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-Fact

Newlight GP LLC

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-Fact

Ravi Yadav

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-Fact

David Wassong

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-Fact

EXHIBIT B

POWER OF ATTORNEY

Know all by these presents that each of the undersigned, does hereby make, constitute and appoint David Taylor as a true and lawful attorney-in-fact of such undersigned with full powers of substitution and revocation, for and in the name, place and stead of such undersigned (in such undersigned’s individual capacity), to execute and deliver such forms that such undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of such undersigned’s ownership of or transactions in securities of Sunnova Energy International Inc. (i) pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, statements on Form 3, Form 4 and Form 5 (including any amendments thereto), (ii) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules promulgated thereunder and (iii) in connection with any applications for EDGAR access codes, including without limitation the Form ID. The Power of Attorney shall remain in full force and effect until such undersigned is no longer required to file Forms 3, 4 and 5 with regard to his or her ownership of or transactions in securities of Sunnova Energy International Inc., unless earlier revoked in writing. Each of the undersigned acknowledges that David Taylor is not assuming any of such undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934, as amended.

By: QSIP LP
By: Newlight Capital LP as investment manager

/s/ Ravi Yadav
Name: Ravi Yadav
Title:

Date: July 22, 2019

By: NEWLIGHT PARTNERS LP, by Newlight GP LLC, its general partner

/s/ Ravi Yadav
Name: Ravi Yadav
Title: Manager

Date: July 22, 2019

By: NEWLIGHT GP LLC

/s/ Ravi Yadav
Name: Ravi Yadav
Title: Manager

Date: July 22, 2019

By: RAVI YADAV

/s/ Ravi Yadav
Name: Ravi Yadav

Date: July 22, 2019

By: DAVID WASSONG

/s/ David Wassong
Name: David Wassong

Date: July 22, 2019